Exhibit 99.1

Organigram and InterCure (dba : Canndoc) Sign New International Strategic Agreement Representing Largest Such Deal to Date for Both Companies

Organigram to supply Israeli pharmaceutical grade cannabis leader InterCure with up to 20,000 kg of dried flower over multiple years

TORONTO & HERZILA, Israel--(BUSINESS WIRE)--November 17, 2022--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), ( “Organigram”) a leading Canadian licensed producer of cannabis and Canndoc Ltd. (“Canndoc”), a subsidiary of InterCure Ltd. (NASDAQ: INCR) (TSX:INCR.U) (TASE:INCR) (dba Canndoc) Israel’s largest and most established pharmaceutical cannabis producer, today jointly announced that they have entered into a new multi-year agreement (the “New Strategic Agreement”) for Organigram to continue supply of dried flower to InterCure.

Organigram and InterCure entered into a previous strategic supply agreement in June 2020, (the “First Strategic Agreement”) that contemplated a minimum supply of 3,000 kg all of which has been fulfilled. The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure's international supply chain. Specifically, the New Strategic Agreement provides for a commitment of 10,000kg with an option for Canndoc to elect to order up to an additional 10,000kg from Organigram during the three-year term (the “Term”). Approximately 2,800 kg has already been delivered to Canndoc from Organigram since July 2022 and credited against the total volume commitment under the New Strategic Agreement.

Based on the success of the First Strategic Agreement and the desire of the parties to continue to collaborate and grow their businesses, the New Strategic Agreement was entered into. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply InterCure in Israel for the Term. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into InterCure's international supply chain, subject to local regulations.

“Our business with InterCure a leader in pharmaceutical grade cannabis, has been mutually beneficial and we are excited to expand the relationship going forward,” said Beena Goldenberg, Chief Executive Officer of Organigram. “This new Strategic agreement envisions a significantly greater amount of dried flower to be shipped from Organigram to Canndoc and allows us to collaborate in the future on other emerging medical cannabis markets in European jurisdictions."

"Establishing exclusive long term strategic partnerships with world-class partners supports our international expansion plans and profitable growth strategy," says Alex Rabinovitch, CEO, InterCure. "We are proud to expand our long and fruitful partnership with Organigram, a pioneering multinational operator which shares our commitment of providing the highest quality pharmaceutical grade medical cannabis products to patients around the globe."

Activities under the New Strategic Agreement are subject to compliance with all applicable laws, including receipt of all requisite approvals and permits for each proposed shipment from all applicable regulatory authorities including the Israeli Ministry of Health and Health Canada.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s international sales, These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including impact on demand for products, general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, regulatory uncertainty related to importations, ordering patterns, factors that may influence the exercise of the option by Canndoc and transportation risks, that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About InterCure and Canndoc

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is a cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated "seed-to-sale" model to lead the fastest growing cannabis global market outside of North America.

For more information visit: https://www.canndoc-pharma.com/ and http://www.intercure.co

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca

InterCure Ltd.
Amos Cohen, Chief Financial Officer
amos@intercure.co
Phone - +972-58-666-8686